MEMORANDUM OF UNDERSTANDING
RELATIVE TO PURCHASE OF

DAMAR TruckDeck bed liner United State Patent Number US 8,210,591 B2 for this unique product

THIS MEMORANDUM OF UNDERSTANDING ("MOU") is made as of this 25th day of July, 2020,

BY AND BETWEEN

HSR Technologies, Inc., a Wyoming Corporation ("Buyer") of which Ameri Metro, Inc., a Delaware corporation ("Ameri Metro"), is a 25% shareholder,

AND

DAMAR Corporation, LLC | Parker Colorado ("Seller")

DAMAR Corporation, LLC and The Company shall be hereinafter together referred to as **"PARTIES"**, and individually as **"PARTY"**.

WHEREAS:

Upon the execution of this **MEMORANDUM OF UNDERSTANDING RELATIVE TO** the purchase of DAMAR TruckDeck bed liner United State Patent Number US 8,210,591 B2 it is the intent of the parties to effectuate the acquisition contemplated hereby.

1.   Purchase of the Property. Buyer will purchase from Seller, free and clear of liens, encumbrances and rights of others, all of the intellectual property (the "Property") contained in United State Patent Number US 8,210,591 B2 (the "Patent"), whether or not related to truck bed tool boxes / bed liners, and any other inventions and discoveries available to Seller necessary for the exploitation of the Patent. "Property" includes, whether or not related to truck bed tool boxes / bed liners, all copyrights and trademarks related to the Patent, as well as derivatives, imitations, adaptations, reproductions and exploitations owned by Seller including, but not limited to United State Patent Number US 8,210,591 B2, and all confidential information, trade secrets, industry contacts and goodwill associated with the Patent.

2.   Purchase Price. Buyer will pay for the Property by delivering to Seller at the closing 323 shares of Ameri Metro Class B Common Stock (the "AM Class B Stock") with value of $3,100.00 USD per share, the AM Class B Stock may hereinafter be referred to as the "AM Stock"). The purchase price is $1,001,300.00.00 USD.

3.   Noncompetition/Non-solicitation Agreement. The definitive Sale Agreement and each definitive Consulting Agreement shall contain noncompetition and non-solicitation provisions as mutually agreed upon by Seller, Buyer and each such Principal Owner.

4.   Property Sale Agreement. The definitive Sale Agreement to effectuate the sale and acquisition of the Property shall contain, among other things, such representations, warranties, conditions precedent, covenants, indemnities, and other terms and conditions

customary in acquisition agreements for transactions of this type as mutually agreed to by Buyer and Seller; provided, however, the representations and warranties shall be limited to those reasonably necessary to ensure each party is receiving the agreed upon consideration from the other party free and clear of all liens, encumbrances and rights of others.

5. Timing. The sale and purchase of the Intellectual Property shall close on or before the earlier of (i) the date necessary to meet the condition to closing set forth in Section 3 above or (ii) December 31, 2020. If not closed by December 31, 2020, the definitive Sale Agreement shall automatically terminate.

6. Expenses. Each party shall pay their own expenses and costs incidental to completion of the sale and acquisition of the Property (including legal and accounting fees).

7. Exclusive Dealing. Seller agrees that from the date of acceptance of this MEMORANDUM OF UNDERSTANDING by Buyer until September 30, 2020, Seller (a) will not sell any of the Property to any other person or entity, (b) will not negotiate or accept any agreement for the sale of all or any part of the Property with any third party and (c) will notify Buyer of any unsolicited offers to purchase all or any part of the Property; provided, however, if this MEMORANDUM OF UNDERSTANDING is terminated pursuant to Section 10 hereof prior to September 30, 2020, then Seller shall no longer be bound this Section 9.

8. Termination. This MEMORANDUM OF UNDERSTANDING may be terminated: (i) by the mutual agreement of the parties, or (ii) by either party if the parties fail to enter into a definitive Sale Agreement on or prior to September 30, 2020. Upon the termination of this MEMORANDUM OF UNDERSTANDING, all of the parties' obligations will terminate without any obligation of any of the parties except as set forth in Section 11 hereof.

9. Binding Agreement. This MEMORANDUM OF UNDERSTANDING reflects the present understanding and intention of the parties and except as specified in the next sentence is intended to constitute a binding agreement between the parties. Notwithstanding the foregoing, the provisions of Sections 9-13 hereof shall be binding upon and enforceable against the parties hereto and shall survive the termination of this MEMORANDUM OF UNDERSTANDING.

10. General. This MEMORANDUM OF UNDERSTANDING may not be amended, waived or rescinded except pursuant to a written agreement duly executed by the parties hereto. This MEMORANDUM OF UNDERSTANDING may be executed in one or more counterparts, each of which when taken together shall constitute one and the same agreement, and each of which shall constitute an original copy of this MEMORANDUM OF UNDERSTANDING. Signatures delivered via facsimile, or electronically via PDF or TIFF or JPEG or the like shall have the same legal weight and effect as original signatures.

Governing Law. This MEMORANDUM OF UNDERSTANDING shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to conflicts of law principles.

IN WITNESS WHEREOF, the PARTIES hereto have executed this Memorandum of Understanding the day and year first above written.

DAMAR Corporation, LLC a Colorado corporation ("Seller")

SIGNED BY _David S. Benjamin_

For and on behalf of DAMAR Corporation, LLC ("Seller")

Witness :_____

HSR Technologies Inc.

_____ 07-29-2020

SIGNED BY : Shah Mathias, President
For and on behalf of the Company

Witness :_____
        Todd Reynold, Acting Secretary

NEW thinking in truck bed storage & organization





DAMAR™ TRUCKDECK™ with LOAD-N-GO

ORGANIZE, PROTECT, HAUL

 **Organize your gear in LOAD-N-GO containers.**

 **Protect items in lockable hatches.**

 **Haul the large stuff too.**

- **LOAD-N-GO** containers keep gear organized and are quickly dropped in or removed from the TruckDeck.

- The integrated frame allows the **CARGODECK** to be used as a hauling surface supporting up to 1,500 lbs.

- Rear hatch provides secure use of the full bed length.

- Weather-resistant and secure.

- Installed or removed in minutes by one person with NO TOOLS and NO DRILLING!



DAMAR™ TRUCKDECK™

SPECIAL ORDER Pedido especial

Ask your Commercial Sales Specialist to order yours today!

© Copyright 2009 DAMAR Corp. All rights reserved. DAMAR™ TruckDeck™, DAMAR Load-N-Go™, CargoDeck™ are trademarks of DAMAR Corporation, LLC. Lowe's and the gable design are registered trademarks of LF, LLC.

DAMAR TRUCKDECK™

FAQs

TRUCKDECK DETAILS:



- .080″ aluminum diamond tread plate
- 1,000 lb. distributed load capacity
- Polished aluminum CargoDeck surface finish
- Zinc-plated internal hardware
- Locking hatches, recessed T-handle latches

- Locking rear hatch
- Load-N-Go containers (4)
- Battery powered LED hatch lights (2)
- Cargo cleats (4)

FREQUENTLY ASKED QUESTIONS:

Q. Is the DAMAR TruckDeck removable?

A. Absolutely, the DAMAR TruckDeck can be easily removed in minutes by simply detaching the turn buckles secured to your truck's factory installed tie-downs and remove a few nuts and bolts on the surface of the CargoDeck.

Q. Is the DAMAR TruckDeck heavy and will it effect my gas mileage?

A. The DAMAR TruckDeck is surprisingly only 150 lbs. and will actually reduce the bed wind drag improving your gas mileage.

Q. Will the DAMAR TruckDeck allow water through?

A. All DAMAR TruckDecks are weather resistant but are not 100% waterproof. To protect cargo from the elements, it is recommended that cargo be placed in the Load-N-Go storage containers.

Q. Can I remove the Load-N-Go containers from my DAMAR TruckDeck?

A. Definitely, the containers can be easily removed and used to transport cargo to and from your vehicle.

Q. Can I get additional DAMAR TruckDeck accessories after I purchase the TruckDeck?

A. Yes, any authorized DAMAR Dealer can get you accessories for your TruckDeck. Visit www.damartruckdeck.com for information on available accessories.

Q. Can I haul materials and gear on top of the TruckDeck?

A. Because the standard TruckDeck has a distributed load capacity of 1000 lbs., item such as building materials and/or recreation equipment are commonly loaded on the CargoDeck surface.

Q. Is my cargo safe and secure in a DAMAR TruckDeck?

A. Yes, not only does the DAMAR TruckDeck create an out of sight, out of mind storage solution for your valuable items, it also provides secure lockable hatches for storing your gear.

Q. Can I also use a Topper, Truck Cap or soft cover with a DAMAR TruckDeck?

A. Yes, DAMAR offers customers the flexibility of reversing the orientation of the hatches to allow side or center loading of cargo into hatch openings.

Q. Can I install a DAMAR TruckDeck in a truck with a drop-in bed liner?

A. No, unfortunately due to the vast number of different drop-in bed liner designs, the TruckDeck is limited to open beds or those coated with spray-in bed liners like RhinoLiner® or LINE-X®.

LIMITED LIFETIME WARRANTY

DAMAR™ TruckDeck™ BODY is warranted to be free from defects in materials and workmanship for as long as you own it. The body includes the CargoDeck and structural framework material. This does not include any and all hardware components.

HARDWARE COMPONENTS, such as handles, locks, hinges, gas props, and fasteners are warranted for a period of one (1) year from the date of the purchase.



ASK YOUR COMMERICAL SALES SPECIALIST TO ORDER YOURS TODAY!

© 2009 DAMAR Corporation. All rights reserved. DAMAR™ TruckDeck™ DAMAR Load-N-Go™ CargoDeck™ are property of DAMAR Corporation. Lowe's and the gable design are registered trademarks of LF, LLC.



SPECIAL ORDER
Pedido especial



DAMAR™ TRUCKDECK™

ORGANIZE, PROTECT, HAUL

DAMAR TRUCKDECK™

NEW thinking in truck bed storage and organization

You bought a truck to take more of your stuff with you, not to spend more time searching through the mess in your bed. The DAMAR™ TruckDeck™ is the first storage solution that lets you...



Organize your gear in removable containers.

Your truck has many uses - construction, camping, hunting and more. Now you can have the flexibility to organize your stuff in the truck, garage or shop with the DAMAR LOAD-N-GO containers, easily converting your truck's usage by quickly swapping containers.



Protect items in lockable hatches.

Keep your gear secured from would-be thieves and the elements. Lockable, repositionable hatches protect the stuff in your LOAD-N-GO containers while a rear hatch allows the full length of the bed to be used for securing longer materials.



Haul your large stuff too.

The recessed CARGODECK is built to support and haul large materials and equipment, and by maintaining some bed wall height you don't need to hassle with strapping everything down.



- ■ Flexible bed storage and organization.

- ■ An integrated frame allows the CARGODECK to be used as a hauling surface.

- ■ Rear hatch provides secure use of the full bed length.

- ■ Weather-resistant and secure.

- ■ Installed or removed in minutes by one person with NO TOOLS and NO DRILLING!

SPECIAL ORDER
Pedido especial

Ask your Commercial Sales Specialist for additional details.

DAMAR Corporation, LLC | Parker Colorado | 1.888.840.1801 | www.damartruckdeck.com   MADE IN THE USA

DAMAR TRUCKDECK™



The DAMAR TruckDeck fits the exact profile of your truck's bed.



An integrated sub-frame and hatch stiffeners support items loaded on top of the CARGODECK.



Locking T-handle latches provide individual storage hatch security.



Removable LOAD-N-GO containers optimize organization both in and out of the truck.



Rear hatch access and elevated LOAD-N-GO containers allow longer items to be secured below the recessed CARGODECK without first unloading the truck.

THE MOST FLEXIBLE STORAGE OUT THERE.

Designed to Fit.
The DAMAR TruckDeck™ is designed in separate lightweight sections and built to fit the exact size and shape of each truck simplifying a secure installation.

Simple, Quick Assembly.
In-bed assembly and removal is quick and simple requiring **NO DRILLING** and **NO TOOLS** accomplished with only hand-tightened fasteners and is easily done by just one person in minutes.

Rugged Construction.
The DAMAR TruckDeck is manufactured with an integrated aluminum frame ensuring the TruckDeck and anything fastened to it stays in the truck, while allowing the recessed CARGODECK to be used as a hauling surface.

Flexible LOAD-N-GO Storage.
The DAMAR LOAD-N-GO system helps to maximize your truck's uses. Whether in the garage or in the truck, LOAD-N-GO containers keep your gear organized and drop right into the TruckDeck, elevating your stuff off the bed floor making it more accessible, keeping it safe from weather and from the damage of sliding around in transit.

Superior Protection & Weather-Resistance.
Individually locking hatches increases overall security for your equipment by compartmentalizing access to your stuff. Each hatch is secured with a rotary T-handle latch and sealed with a neoprene rubber gasket to keep the elements out.

Haul it All.
Cargo cleats and slide track accessories provide secure anchor points for carrying up to 1,500 lb. (*depending on TruckDeck model*) on top of the recessed CARGODECK.

Product Features:
The DAMAR TruckDeck is available in a prepackaged Professional Series configuration geared for the needs of the rugged, professional contractor or the everyday do-it-yourselfer.

The Professional Series includes:
- .080″ aluminum diamond tread plate
- 1,000 lb. distributed load capacity
- Polished aluminum CargoDeck surface finish
- Locking hatches, recessed T-handle latches
- DAMAR Load-N-Go™ containers (4)
- Battery powered LED hatch lights (2)
- Zinc-plated internal hardware
- Locking rear hatch
- Cargo cleats (4)



DAMAR TRUCKDECK™

DAMAR LOAD-N-GO™

Construction:

- **CARGODECK:** Constructed of .056 or .080 and upgradable to .125 aluminum diamond plate.

- **Integrated Sub-Frame:** Rugged inner frame built from lightweight, aluminum tubing.

- **LOAD-N-GO Containers:** Purchase extra containers for maximum flexibility and organization.

- **Easy Fasteners:** TruckDeck assembly and removal can be done by hand.

- **Gas Springs:** Large hatches open effortlessly with gas spring assistance.

- **Locks:** Hatches secure to the CARGODECK with recessed T-handle rotary latches to provide a smooth loading surface.

- **Hatch Orientation:** Hatches can be reversed for different truck configurations.
  i.e. Hatches open toward the inside for access from the outsides of the truck or they can open towards the bed rails if the TruckDeck is installed under a truck topper.

- **Tie-Downs:** Cargo cleats or a slide track with heavy-duty ring pulls attach to the CARGODECK providing multiple tie-down points for securing large items.

LOWE'S

For more details and pricing, please ask your Lowe's Commercial Sales Specialist.

SPECIAL ORDER
Pedido especial

© Copyright 2008 DAMAR Corporation. DAMAR™, TruckDeck™, DAMAR Load-N-Go™, CargoDeck™ are trademarks of DAMAR Corporation, LLC. Lowe's and the gable design are registered trademarks of LF, LLC.





LOWE'S

DAMAR™ TRUCKDECK™

ORGANIZE, PROTECT, HAUL

ORGANIZE, PROTECT, HAUL

5 REASONS YOUR TRUCK NEEDS A DAMAR TRUCKDECK

1. Flexible LOAD-N-GO storage.

2. Superior protection and weather-resistance.

3. Integrated frame allows you to haul it all. (Up to 1,500 lbs. on top)

4. Rear hatch provides secure use of your full bed length.

5. Simple, quick, one-man assembly.





Get details at:
www.damartruckdeck.com

New thinking in truck bed storage:

The DAMAR™ TruckDeck™ is available in a prepackaged Professional Series configuration geared for the needs of the rugged, professional contractor or the everyday do-it-yourselfer.





SPECIAL ORDER
Pedido especial

LOWE'S

Ask your Commercial Sales Specialist to order yours today!

© 2009 DAMAR Corp. DAMAR™ TruckDeck™, DAMAR Load N-Go™ are trademarks of DAMAR Corp. LLC. Lowe's and the gable design are registered trademarks of LF, LLC.

New thinking in truck bed storage & organization

ORGANIZE, PROTECT, HAUL

DAMAR™ TRUCKDECK™



LOWE'S

SPECIAL ORDER
Pedido especial

You don't have to use your truck for work to benefit from a DAMAR TruckDeck in your truck.

With optional gun, rod, ski and snowboard holders available for the DrawerSlides and the 1,500 lb. top hauling load capacity, the DAMAR TruckDeck becomes a necessary accessory for anyone using their truck to haul their recreational gear.

DAMAR™ TRUCKDECK™

www.damartruckdeck.com

© Copyright 2009 DAMAR Corporation. DAMAR™ TruckDeck™, DAMAR Load-N-Go™, CargoDeck™ are trademarks of DAMAR Corporation, LLC. Lowe's and the gable design are registered trademarks of LF, LLC. | 1538_DAMAR-058 | Flyer by innate-design.com

RUGGED FEATURES

RUGGED CONSTRUCTION
Constructed of .080" aluminum diamond tread plate and a rugged, lightweight internal aluminum sub frame.

LIGHTWEIGHT
Weighs only 120-175 lb. depending on bed length.

FITS YOUR TRUCK
Models to fit all 5.5', 6.5' and 8' late model truck beds.

HAUL ON TOP
Supports up to 1,500 lb. distributed load that can be secured by the heavy-duty SlideTrack tie downs.

VERSATILE, ACCESSIBLE, TRANSFERABLE
Load-N-Go containers are available in a variety of standard and custom sizes in both plastic and metal materials. Nestable organizer trays and lids are available for added organization and protection. DrawerSlide assemblies available in partial and full bed lengths provide rear access to any items stored beneath CargoDeck.

UNIVERSAL FIT
The TruckDeck can be transferred to any other truck make/model of the same bed length. Requires only the purchase of new trim plates matching the side wall contour of the new truck.

RECESSED OR FLUSH
Available in both a RECESSED (R-Series) model that maintains some bed rail height to allow for transporting cargo on the CargoDeck without needing to strap it down and in a FLUSH (F-Series) that installs flush to your bed height.

ADAPTABLE
Hatch opening orientation can be reversed for different configurations (e.g. use with topper/cap). Adapts to fuel transfer tanks.

FUNCTIONAL ACCESSORIES
Everyone uses a truck differently, accessories geared to the professional contractor and the outdoor enthusiast allow the TruckDeck to support work and personal life.

LIMITED LIFETIME WARRANTY
DAMAR™ TruckDeck™ BODY is warranted to be free from defects in materials and workmanship for as long as you own it. The body includes the CargoDeck and structural framework material. Visit our web site for a more details on the Limited Lifetime Warranty. **www.damartruckdeck.com**

SIMPLE, QUICK ASSEMBLY

In-bed assembly and removal is quick and simple requiring No Tools and No Drilling and can be easily done by one person in minutes.

STEP 1.
Attach corner leg supports to the frame with supplied fasteners, position each side of the TruckDeck into the truck bed using the center leg support to hold it up. (Each side weighs only approximately 65 lb.)




STEP 2.
Bolt the two halves of the Truck Deck together through the pre drilled holes in the inner frame then secure the rear structural support with the supplied fasteners.




STEP 3.
Align the pre drilled holes in the rear hatch with the pre installed hinges and secure with supplied fasteners. Attach the rear hatch gas props to the ball studs on the hatch door and rear legs.




STEP 4.
Secure the assembled TruckDeck to your bed by connecting the turnbuckles to your factory tie-downs. Install the model specific trim plates that conform your CargoDeck to your truck's specific side wall contour.




THE MOST VERSATILE STORAGE AVAILABLE FOR YOUR TRUCK BED.

Stop digging through that mess in the bed.

The DAMAR Truck Deck and its Load-N-Go system allows you to keep your tools and equipment organized by individual storage container both in and out of your truck bed.

Reduce loading time.

Quickly change truck usage by labeling separate Load-N-Go containers for specific jobs and activities and quickly load those containers directly into the TruckDeck. Easily separate electrical supplies from plumbing or even fishing from hunting equipment.

Streamline service calls.

Keep items needed for specific service calls separate and organized from one another in individual Load-N-Go containers.

Quickly Transition from work to play.

Quickly switch the truck from work to play in just minutes by simply swapping Load-N-Go containers.

Keep your gear secure

The TruckDeck keeps your stuff out-of-site and locked up tight.

DAMAR™ TRUCKDECK™

DAMAR™ LOAD-N-GO™



ORGANIZE,

Arrange tools in removable containers.

Are you fed up arriving at the job site with a tangled, unorganized mess of tools and equipment in your bed? With the DAMAR TruckDeck there is a better way to keep your items organized, quickly load your truck bed, and easily transport items into the job site without making multiple trips to and from your truck.

Flexible LOAD-N-GO™ Storage

Maximize your truck's organization and flexibility. Whether in the shop, in the truck, or at the job site, Load-N-Go containers keep your tools organized and drop right into the TruckDeck, elevating your stuff off the bed floor making it more accessible, keeping it safe from weather and preventing damage from sliding around in transit.



Optional DRAWERSLIDE™

The DAMAR DrawerSlide is perfect for when the CargoDeck is loaded with materials and equipment but you need to access critical tools. Leave your load on the CargoDeck and access items from the rear with an optional DrawerSlide.

PROTECT,

Keep equipment safe and secure.

You've invested thousands of dollars in the tools needed to do your job so why would you risk them being stolen or ruined by inclement weather by placing them in an a highly visible and inadequate truck cap, topper, or tool box?



Unlike traditional truck tool boxes, the TruckDeck minimizes the threat of theft by being recessed in the truck bed, making it nearly impossible to be seen from even a short distance away.

Heavy-duty, recessed T-handle locks provide security for individual hatches.

Locking rear hatch allows longer items to be safely stored below the CargoDeck in trucks without locking tailgates.

TruckDeck securely anchors to the truck at the factory installed tie-downs in each corner of the bed with a simple turnbuckle, requiring no drilling or bolting into the truck bed.

Unlike truck caps and toppers, the TruckDeck offers zero visibility of the items stored under the CargoDeck.

HAUL

Carry gear and load large cargo too.

Stop wasting time unloading items from your truck bed and locking them up in your cab just to make room in your bed for large materials or equipment. The CargoDeck offers a clear, smooth, elevated surface across your entire truck bed to load gear and large cargo on to.

Load up the CARGODECK™

The DAMAR TruckDeck is built to support up to 1,500 lb. on top of the CargoDeck surface.

Secure it to the SLIDETRACK™



Leave your tools stored beneath in the Load-N-Go conatiners and simply strap larger, heavier materials above on the CargoDeck using the optional heavy-duty SlideTrack multipoint tie downs.

Unlike truck tool boxes, the TruckDeck preserves the full length and width of the truck bed.

Remove the Load-N-Go containers and segregate large materials by loading through the rear hatch and on top of the CargoDeck. (e.g. load drywall on top of the CargoDeck while carrying lumber underneath)

Ask your Lowe's Commercial Sales Specialist to order your DAMAR TruckDeck today!





